FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of February 2010

Gilat Satellite Networks Ltd.

(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is the script related to Registrant’s conference call held on 16 February, 2010 after the announcement of Registrant's results for the quarter ending December 31, 2009.

This report on Form 6-K is being incorporated by reference into the Registration Statement on Form F-3 (Registration No. 333-160683) and the Registration Statements on Form S-8 (Registration Nos. 333- 158476, 333-96630, 333-132649, 333-123410, 333-113932, 333-08826, 333-10092, 333-12466 and 333-12988).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated February 22, 2010	By:	/s/ Rachel Prishkolnik
Rachel Prishkolnik
Corporate Secretary

CONFERENCE CALL SCRIPT - Gilat Satellite Networks
February 2010

Tom Watts
Good morning and good afternoon. Thank you for joining us today for Gilat’s fourth quarter 2009 results conference call.

A recording of the call will be available beginning at approximately 12:00 PM Eastern Time, today, February 16th, 2010 until February 18th, 2010 at 12:00 PM. Our earnings press release and website provide details on accessing the archived call.

Investors are urged to read the forward-looking statements in our earnings release, which say that statements made on this earnings call which are not historical facts may be deemed forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All forward-looking statements, including statements regarding future financial operating results involve risks, uncertainties and contingencies, many of which are beyond the control of Gilat and which may cause actual results to differ materially from anticipated results. Gilat is under no obligation to update or alter our forward-looking statements whether as a result of new information, future events or otherwise and we expressly disclaim any obligation to do so. More detailed information about risk factors can be found in our reports filed with the Securities & Exchange Commission.

That said, on the call this morning is Amiram Levinberg, Gilat’s Chairman of the Board and Chief Executive Officer and Ari Krashin, Chief Financial Officer.  Amiram please go ahead.

Amiram
Thank you, Tom.  Good day everyone.

I would like to begin today’s call with a snapshot of our fourth quarter results, followed by a more detailed review of our business during the quarter.  Following the quarterly review, Ari will take you through the detailed financial results. After this, I will summarize 2009 and share with you our management objectives for the coming year. We will open the floor for questions right after this.

In the fourth quarter, we continued to increase our free cash position and saw a significant improvement in bookings, compared to the previous quarters of the year. Revenues also increased slightly compared to last quarter, but declined compared to the comparable quarter in 2008. We finished the quarter with a small operating profit.

Summarizing the year 2009, this was a challenging year in general, a harsher market environment has impacted our business. We have taken measurable steps to offset the reduction in revenues during the year, and in this way offset most of the negative impact on our financial results. We will go into more detail in the 2009 summary a bit later.

In the fourth quarter, US, market conditions remained challenging and continued to affect Spacenet's revenues, which declined compared to the fourth quarter in 2008.  The quarter ended with the award of a significant contract from Regis Corporation, a global  leader in beauty salons. Up until now, Spacenet has mostly been doing managed network services for customers using both satellite and terrestrial technologies. What is special in this deal is that there is no satellite component, and there are only terrestrial links. Spacenet has been selected solely due to its capability in managing huge, complicated enterprise networks and due to our unique Prysm Pro product. We see this as an important achievement that may open larger opportunities for us in the managed network services market. I’ll expand on it a bit later

In line with our strategy to focus on the government sector, we established SIGS; Spacenet’s Integrated Government Solutions division led by Ms. Susan Miller, an industry veteran with over 20 years of experience in the telecommunications and satellite sector. During the quarter we were awarded several government sector deals, which, while not yet significant in size, are significant to our efforts to branch out into this sector and further expand our offering.

We had a very strong quarter in Latin America - Revenues increased this quarter compared to the comparable quarter in 2008 and we received several very substantial contract awards in this region.   We announced two universal service obligation- type projects in the region; Telefonica del Peru and an extension in Costa Rica with ICE.  This is a segment where Gilat continues to be very well positioned.

Following our successful fulfillment of the new agreements with the Colombian Government during 2009, the Ministry of Communications in Colombia extended and amended the agreements for the provision of services under the Rural Communitarian Telephony (Compartel II) and Telecentros projects for an additional one-year term, through December 2010.  The current extension for continued service provides for a government subsidy of approximately $1 million per month, which is dependent upon meeting certain installation schedules, performance indicators and providing similar services to those provided over the past year.

The operations in Colombia continued to have a positive impact our business this quarter.  We continued to release money from the restricted cash held by trustees in Colombia and therefore recognized more revenues from our Colombian operations.

Our success in Latin America was offset by weaker results in some of the other regions where we continue to witness a slowdown in business. While our bookings increased significantly this quarter compared to previous quarters, it is still too early to determine whether the market conditions are improving or expected to improve in the coming quarters.

Moving to the financial indicators summary slide, revenues for the fourth quarter of 2009 were approximately $56.6 million – an increase over the previous quarter and a decrease compared to the comparable quarter of 2008. This quarter, we again were able to balance our financial results by maintaining cost control, finishing the quarter with a slight profit while increasing our free cash balances position.

For the year 2009, we recorded revenues of $228.1 million compared to $267.5 million for the comparable period in 2008. Net income for the year 2009, was $1.9 million, compared to net loss of $1.1 million in 2008. The decline in our revenues compared to 2008 can be attributed to the tougher market environment in 2009.

Our backlog remains steady compared to that of last year, at approximately $181 million.

Ari will discuss the Q4 2009 and annual results in more detail later in the call.

Getting into a little more detail on our business in the developed markets – one of the highlights of the quarter and full year was the award of the REGIS Corporation contract.  Regis, a global leader in beauty salons, hair restoration centers and cosmetology education, is using Spacenet’s managed network services and Prysm Pro network management appliance to provide integrated support and management for its business communication infrastructure. This infrastructure includes DSL, 3G data over cellular, analog and digital voice, WiFi and VPN networking at its beauty salon stores.

Spacenet will provide its Prysm Pro network appliance to over 7,000 Regis Corporation North American locations.  The PrysmPro, announced earlier this year, provides support for automatic hybrid switching between wireline and wireless technologies for network backup, integrated Wi-Fi hotspot services for customers, integrated Analog Telephone Adapter (ATA) for VoIP functionality, and Point of Sale hardware for retail applications.  The new award reflects our strategy to strengthen our position in the managed network services market, irrespective of the communication technology.

As I mentioned earlier, we are focused on expanding our presence within the government sector and to this end, we have established our SIGS business unit. During the quarter, we made progress in our efforts to expand our services to government customers at the municipal, state and federal level, mostly for emergency response. We also received another small contract for the DoD so we are seeing progress in expanding our business in this sector.

The year was also highlighted by new deals in the gaming sector, which continues to be an important market for us in the US.

Now turning to the Emerging Markets:

Latin America remains a very significant market for us.  The year was highlighted by a mix of large scale contract awards in the region including projects for USO, enterprise, government and energy sectors. We announced two more USO projects in the region this quarter.  For one of these projects, Gilat is providing a 3,500 site SkyEdge II network to Telefonica del Peru to enable the delivery of broadband internet services to remote areas in the country.   This contract is part of Telefonica Latin America's initiative to deploy broadband services across the region, and Gilat was chosen as the supplier of broadband satellite communications networks for several Telefonica subsidiaries.

Instituto Costarricense de Electricidad (ICE), Costa Rica’s national telcois another example. In this case, we were chosen to provide a 500-site expansion to meet the requirements of ICE's Universal Service Obligations.

In addition, we were chosen to provide a SkyEdge II network to serve ICE's corporate customers in Costa Rica.  Similarly, the SkyEdge II network which Gilat is delivering to STL, Ghana, is another example of the benefits of this platform for the corporate sector.  The new 1,000 site SkyEdge II network will be used to provide broadband satellite-based services to STL's enterprise, health care and financial services customers in West Africa.

During the quarter, we also deployed two additional government defense agency contracts in Asia.  We were awarded several defense agency contracts in Asia in 2009, and we view this as an important step in expanding our government and defense-related business.

SkyEdge II continues to gain traction in this sector as it is well suited to meet the mission-critical application requirements of the corporate and financial services industry.

During 2009 we continued to strengthen our SkyEdge II platform and released new features and capabilities. SkyEdge II is a leading platform in terms of performance and bandwidth efficiency, providing the best total cost of ownership to satellite service providers.

One such project that is using SkyEdge II is GESAC in Brazil, where with our technology, the Ministry of Education is serving about 11,000 public schools and Internet centers throughout Brazil. GESAC, is the Brazilian Ministry of Communications' program for digital inclusion, and calls for the delivery of broadband Internet services to underserved public institutions. Our customer, Embratel is using the new SkyEdge II network to deliver broadband Internet services to thousands of schools and public Internet centers (Telecentros) in more than 4,000 cities nationwide.

Bandwidth efficiency was one of the most important factors for this project, and we see SkyEdge II excelling in this aspect. As I have said before, we are always proud to participate in these types of projects that have a substantial and lasting effect on the communities, improving not only their quality of life today, but also enabling future generations of children to have a springboard for their future.

During 2009 we were also chosen by Telefonica in their regional bid and by Optus in a tender for their next-generation VSAT platform. We think all of these are encouraging signs regarding our technology leadership.

We have made two recent announcements regarding our technology. The first was that we have deployed in two Asian networks a Bandwidth Optimizer product, or BWO. This solution uses noise cancellation technology to save satellite capacity and is suitable for both our SkyEdge and SkyEdge II platforms.

The second announcement was that we are the first to receive certification for the latest DVB-RCS version 1.3 requirements. DVB-RCS is an open ETSI standard for two way communication defining an optimized return channel supported by multiple VSATs and hub system suppliers. It has been mandated by many governments and institutions around the globe.

That concludes our business overview. Now I would like to turn the call over to Ari Krashin, our CFO, who will review the financials. Ari?

Speaker:                      Ari Krashin

Thanks. Good morning and good afternoon everyone.

Revenues for the fourth quarter were $56.6 million, compared to $66.1 million in the fourth quarter of 2008. Our revenues this quarter reflect the continuing affects of the slowdown in the markets we experienced during the year. In comparison to the third quarter, we had a slight increase in revenues, which is attributed mainly to the higher level of bookings during the second half of the year and particularly during Q4.

This quarter, we were able to release $6.2 million of restricted cash in Colombia, which is reflected in our revenues.  In 2009 we released the entire $24 million in restricted cash that was held by trustees at the beginning of the year.   Following to the successful implementation of the amended Compartel projects, last month we signed an additional extension for the remainder of 2010.  We expect that this will contribute approximately $10 to $12 million in revenues in 2010, should we meet the operational indicators.

Our gross margin for the fourth quarter was 33.1% reflecting an increase from the 30.7% in the comparable quarter of 2008.

The improvement in our gross margin this quarter reflects our continuing efforts to improve our profitability, both through managing the type of transactions we have and through a  focus on costs and budget control.

As we continue to mention every quarter, our gross margin is also affected by the mix of equipment and services, the size of our deals and the timing in which transactions are consummated.  Each of these factors result in variations in our gross margins.

Net R&D expenses decreased from $5.0 million in the fourth quarter of 2008 to $3.4 million this quarter.

Selling, Marketing, General and Administrative  expenses decreased from $17.0 million in the fourth quarter of 2008 to approximately $15.2 million this quarter.

The overall decrease in our operational expenses, reflect  the effect of the head count reduction we had at the beginning of the year and the cost cutting measures we took at the end of the second quarter of 2009.

Going into 2010, in support of our strategy, we intend to increase our budget by approximately $7-$8 million. Approximately half of this will be allocated to R&D, and the remainder will be allocated to other activities in the company. This increase in budget will be gradual over the year.

Our operating income for the quarter was approximately $200 thousand compared to an operating loss of approximately $6.8 million in the comparable quarter of 2008. On a Non-GAAP basis we had an operating income of approximately $400 thousand this quarter, compared to a loss of approximately $1.6 million in the comparable quarter of 2008.

The improvement in our operating income this quarter, despite the reduction in revenues compared to last year, was achieved mainly through the higher level of gross margins, combined with the reduction in expenses.

Our GAAP net income for the quarter was $300 thousand dollars, or 1 cent per diluted share, compared to a loss of $6.5 million or a loss of 16 cents per diluted share in the same quarter of 2008. On a Non-GAAP basis, net income for the quarter was $600 thousand dollars, or 1 cent per diluted share, compared to a loss of $1.3 million or a loss of 3 cents per diluted share in the same quarter of 2008.

Now let’s look at our financial highlights for 2009.

Our revenues in 2009 were $228.1 million compared to $267.5 million in 2008. As mentioned earlier, the decrease in our revenues year over year reflected the continuing effects of the slowdown in the economy, the decline in the markets in which we operate and the relatively low level of bookings we had during the first half of 2009.

During this year, we took some cost cutting measures in order to balance our operating expenses with the lower level of revenues. The steps we have taken enabled us to remain break-even despite revenue declines.

Our net income for the year was $1.9 million or 4 cents per diluted share, compared to a loss of $1.1 million or a loss of 3 cents per diluted share in 2008.

On a Non GAAP basis, during 2009, we had a net income of $2.8 million or 6 cents per diluted share, compared to a net income of $4.6 million or 11 cents per diluted share in 2008.

Geographic revenue distribution for the year was as follows: Latin America accounted for $89 million, or 39%, The U.S accounted for $85 million, or 37%, Asia accounted for $36 million, or 16%, Africa accounted for $11 million or 5% and Europe accounted for $7 million, or 3%.

When comparing 2009 figures to 2008, in absolute terms, we see growth in Latin America mainly due to our revenues from the Colombia operations and the release of the restricted cash, while other regions experienced a revenue reduction.

During the fourth quarter, we continued to increase our free cash balances by approximately $7.5 million. At the end of the year, our free cash balances totaled $154.4 million.

Our trade receivables at the end of the quarter were $45.6 million, representing DSOs of 73 days.  This represents an improvement from 2008 mainly as a result of our efforts to manage our working capital and focus on payment terms.

Our shareholder's equity at the end of the quarter totaled $232.3 million.

In summary, 2009 was a year of tight cost control and expense reduction to ensure that our business remained strong financially, even in the face of a challenging market environment.  During 2009, we increased our free cash by approximately $17 million and reached approximately $154 million in free cash with only $30 million in debt which gives us a solid foundation to build the business in 2010 and onwards.

Now I'd like to turn the call back to Amiram. Amiram?

Thank you Ari.

Before moving to our 2010 management objectives, I would like to give you a short overview on how we see the market.

2009 was not a good year for the VSAT market. We estimate that the total VSAT market declined in terms of revenues last year compared to 2008. This is as a result of a mix of reasons, but we think primarily it is a result of the global financial crisis and shortage of satellite capacity over certain regions. Looking at market analyst reports, we see estimates stating that the economic crisis, while still not over, is showing some signs of improvement. Market analysts also estimate that satellite capacity will increase, so we believe the pent up demand will bring a return to market growth. For this reason, we will increase our investment and budget in the VSAT market, to be able to benefit from the growth, when it comes, which we estimate will start in 2010, and likely to be more significant in 2011 and onwards. This investment will be both in the core markets where we are active today and in entry to military markets.

Regarding the increase of budget for activities in our core markets; our focus will be to improve our competitiveness especially in market segments where we are less active today, such as small and high end networks. You may recall our announcement of the NetEdge targeting just this segment. Another example is the expansion of our Managed Network Services to satellite, hybrid satellite-terrestrial and even to all-terrestrial networks.

This budget allocation will probably not have a substantial impact on our sales in 2010 but we believe it will   in 2011 and onwards.

The second area I said we want to focus on is the military market. We think the military market for our product base will continue to grow in the future. We will therefore be allocating a significant budget toward this market. Already we have established SIGS and we recruited Ms Susan Miller to head this activity. We have also had some first small successes in 2009, both in the US DoD market and in the international Defense market and you may recall several announcements relating to this market in the past year.

The investment in the DoD market is longer term and we expect to see substantial revenue coming from this organic initiative only in 2012 and onwards. We are also targeting non-organic growth and are looking for potential candidates. As I am sure you remember, we have over $150 million of free cash, very low debt and several alternatives for financing if needed, and we will strive to generate growth to our business through M&A activities as well.

As we move on to our 2010 management objectives, we have taken into account the market environment that lies ahead in 2010 and we will increase our budget for our core market activities and for  entry to the military market. We have set our financial management objectives to increase our 2009 revenue levels and to improve profitability.

To summarize our call, while we had a Year over Year decline in revenues this quarter, we were able to significantly balance it by maintaining cost control. We finished the quarter with a sequential increase in revenues, a small operating profit and had a sequential increase in cash. This also is a summary of 2009, with a decline in revenues compared to 2008, but with only a small loss and with a significant increase in free cash.

Looking at 2010, we have a clear vision of where we want to be. We have excellent technology; SkyEdge II is a leading VSAT platform in the market and the PrysmPro is a unique product.

We want to strengthen our position in the market as well as focus more on the higher end segments.  We also want to focus on the Defense Markets, which includes the US DOD and international Defense Agencies. Our budget and roadmap have been adjusted to support this strategy. We have a strong balance sheet to finance M&A activity which supports our strategy.

That concludes our review. We would now like to open the floor for questions.

Operator?

QUESTION AND ANSWER

Operator

Thank you. (Operator Instructions). There are no questions at this time.

Before I ask Mr. Levinberg to go ahead with his closing statement, I would like to remind participants that a replay of this call is scheduled to begin two hours after the conference. In the US, please call 1-888-269-0005. In Israel, please call 03-925-5921. Internationally, please call 9723-925-5921. Additionally, a replay of this call will also be available on the Company's website, www.gilat.com.

Mr. Levinberg, would you like to make your concluding statement?

Amiram Levinberg - Gilat Satellite Networks Ltd - Chairman and CEO

No, I'd just like to thank you, everyone, for joining us for this quarter's call. Good afternoon and good-bye.

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Operator

Thank you. This concludes Gilat's Fourth Quarter 2009 Results Conference Call. Thank you for your participation. You may go ahead and disconnect.